Exhibit 99.1

AMENDMENT NO. 1

TO THE

RETO ECO-SOLUTIONS, INC.

2022 SHARE INCENTIVE PLAN

This Amendment No. 1 (this “Amendment”) to the ReTo Eco-Solutions, Inc. 2022 Share Incentive Plan (the “Plan”), is adopted by the Board of Directors (the “Board”) of ReTo Eco-Solutions, Inc., a company incorporated under the laws of the British Virgin Islands (the “Company”), effective as of December 23, 2025 (the “Amendment Effective Date”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.

RECITALS

A.	The Company currently maintains the Plan.

B.	Pursuant to Section 11 of the Plan, the Board may amend the Plan at any time; provided that, no change shall be made that increases the total number of shares of Company Stock reserved for issuance pursuant to Awards granted under the Plan (except pursuant to Section 12), expands the class of persons eligible to receive Awards, or materially increases the benefits accruing to Participants under the Plan, unless such change is authorized by the shareholders of the Company.

C.	The Board believes that it is in the best interests of the Company and its shareholders to amend the Plan to (i) clarify the class of shares subject to the Plan, (ii) increase the shares subject to the Plan and (iii) modify the cadence of the “evergreen” to the Plan’s share reserve, each as set forth herein.

AMENDMENT

1.	Effective as of the Amendment Effective Date, Section 2(l) of the Plan is hereby amended in its entirety to read as follows:

“(l) Company Stock. The Class A shares of the Company. In the event of a change in the capital structure of the Company (as provided in Section 12 below), the shares resulting from such a change shall be deemed to be Company Stock within the meaning of the Plan.

(l) 公司股票。指本公司的Class A普通股。如果公司的资本结构发生变化（如下文第12节的规定），由这种变化产生的股份应被视为本计划意义上的公司股票。”

2.	Effective as of the Amendment Effective Date, Section 4(a) of the Plan is hereby amended in its entirety to read as follows:

“(a) Subject to Section 12 of the Plan, there shall be reserved for issuance under the Plan a total of 360,000 unissued shares of Company Stock.

(a) 根据本计划第12条，应保留总共360,000股未发行的公司股票供本计划分配。”

3.	Effective as of the Amendment Effective Date, Section 4(b) of the Plan is hereby amended in its entirety to read as follows:

“On January 1 and July 1, respectively, of each calendar year during the term of the Plan, commencing on January 1, 2023 and continuing until (and including) January 1, 2032, the number of shares of Company Stock available under the Plan shall automatically increase by a number equal to the lesser of (i) 5% of the total number of shares of Company Stock issued and outstanding on the day immediately preceding the date of such increase, as the case may be, and (ii) a number of shares of Company Stock determined by the Committee.

(b) 在本计划期限内的每个日历年度中，自2023年1月1日起至（并包括）2032年1月1日止，本计划下可分配的公司股票数量应分别于每年1月1日和7月1日自动增加。每次自动增加的股份数量应等于以下两者中的较小者：(i) 截至该增加日之前一天已发行和流通的公司股票总数的 5% 和(ii)由委员会决定的增加数量。”

4.	Effective as of the Amendment Effective Date, Section 4(d) of the Plan is hereby amended in its entirety to read as follows:

“(d) No more than 360,000 shares of Company Stock (subject to adjustment pursuant to Section 12) may be issued under the Plan upon the exercise of Incentive Stock Options.

(d) 在行使激励性股票期权时，不得根据本计划发行超过 360,000 股的公司股票（根据第 12 条进行调整）。”

This Amendment shall be and, as of the Amendment Effective Date, is hereby incorporated in and forms a part of the Plan.

Except as specifically set forth in this Amendment, there are no other amendments to the Plan, and the Plan shall remain in full force and effect.